Filed Pursuant to Rule 424(b)(3)
Registration No. 333-165643

SUPPLEMENT NO. 4 DATED JANUARY 5, 2012

TO THE PROSPECTUS DATED SEPTEMBER 1, 2011

This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT, Inc., dated September 1, 2011 (the “Prospectus”), Supplement No. 1, dated September 30, 2011, Supplement No. 2, dated November 30, 2011, and Supplement No. 3, dated December 12, 2011. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the Prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)	the status of our initial public offering of shares of common stock (the “Offering”);

(2)	the completion of our acquisition of the 180 Peachtree Property in Atlanta, Georgia;

(3)	our entry into a loan agreement in connection with the acquisition; and

(4)	a potential real property investment.

Status of Our Public Offering

We commenced our initial public offering of 175,000,000 shares of common stock on December 10, 2010. Of these shares, we are offering 150,000,000 shares in a primary offering and 25,000,000 shares pursuant to our distribution reinvestment plan (“DRIP”). As of January 3, 2012, we had accepted investors’ subscriptions for and issued 3,107,417 shares of our common stock in the Offering (including shares of common stock issued pursuant to DRIP), resulting in our receipt of gross proceeds of $30,873,222. In addition, we have special escrow requirements for subscriptions from residents of Pennsylvania, the conditions of which, to date, have not been satisfied. As of January 3, 2012, we had 171,893,583 shares of our common stock remaining in our Offering.

We will offer shares of our common stock pursuant to the Offering until December 10, 2012, unless all shares being offered have been sold, in which case the Offering will be terminated. If all of the shares we are offering in the Offering have not been sold by December 10, 2012, we may extend the Offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our Offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The Offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the Offering at any time prior to the stated termination date.

Acquisition of 180 Peachtree Property

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary-Our Investment Objectives” section on page 5 of the Prospectus and the “Investment Objectives, Strategy and Criteria” section beginning on page 98 of the Prospectus.

On January 3, 2012, DC-180 Peachtree, LLC (“DC-180 Peachtree LLC”), an indirect, partially owned subsidiary of Carter/Validus Operating Partnership, LP (“CVOP”), our operating partnership, acquired 100% of the fee simple interest in an approximately 338,000 square feet leased data center and parking facilities (the “180 Peachtree Property”), located in Atlanta, Georgia, for a purchase price of $94,750,000, plus closing costs. DC-180 Peachtree LLC is a wholly-owned subsidiary of a joint venture arrangement that consists of two joint venture agreements with three non-U.S. institutional investors (the “Joint Venture”). CVOP owns approximately 22%, and the three institutional investors own an aggregate of approximately 78%, of the consolidated Joint Venture interests. Subject to certain limitations described in the prospectus, CVOP will have the exclusive and complete responsibility for the operations and management of the Joint Venture. The seller of the 180 Peachtree Property, Peachtree/Carnegie, LLC, is not affiliated with us, our advisor or our respective affiliates.

Financing and Fees

We financed the purchase of the 180 Peachtree Property using $55,000,000 in borrowings from German American Capital Corporation (“German American Capital”), an affiliate of Deutsche Bank AG, net proceeds from our initial public offering and capital contributions from institutional investors into DC-180 Peachtree LLC. See the “Entry into Loan Agreement” section of this prospectus supplement for a discussion of our loan with German American Capital. In connection with the acquisition, pro rata to the ownership percentages, we paid an acquisition fee of approximately $419,174, or 2%, and the institutional investors paid an aggregate acquisition fee of $737,913, or 1%, of the purchase price, to our advisor, Carter/Validus Advisors, LLC.

Description of the Property

The 180 Peachtree Property was constructed in 1927, and was converted into a data center facility in 2000. The property is located on approximately three acres of land in Atlanta, Georgia, and includes parking facilities. As of January 3, 2011, 180 Peachtree Property currently is 100% leased to six tenants. Substantially all of the operations at the 180 Peachtree Property are data center related.

Tenants occupying approximately 92% of the property have a Fitch credit rating of B+ or better.

In evaluating the 180 Peachtree Property as a potential acquisition and determining the appropriate amount of consideration to be paid for such acquisition, a variety of factors were considered, including the consideration of a property condition and environmental reports, physical condition and curb appeal, age, location, including visibility and access, tenant creditworthiness, lease terms, including rent, rent increases, length of lease term, specific tenant and landlord responsibilities, renewal options, expansion, termination, purchase options, exclusive and permitted use provisions, assignment, sublease and co-tenancy provisions, local market conditions, demographics and population growth patterns, neighboring properties, the potential for new property construction in the area and whether there were any anticipated required capital improvements.

The following table shows, as of January 3, 2012, the current effective annual rental income, lease expiration and renewal options for the three tenants that occupy 10% or more of the rentable square footage of the 180 Peachtree Property:

Tenant	Current Annual Base Rent(1)	Lease Term Beginning Ending			Lease Renewal Options
Level 3 Communications, LLC(2)	$3,873,741	12/8/00	to	5/31/21	Two 10-yr options
Switch and Data GA Four, LLC(3)	$1,016,134	12/1/08	to	11/30/23	One 10-yr or 15-yr option
City of Atlanta, Georgia(4)	$761,292	7/1/07	to	6/30/37	None

(1)	Each of the major tenants has a net lease that requires the tenant to reimburse certain operating expenses of the property in addition to the base rent. In addition, annual base rent each of major tenant increases at 2.5% per annum.
(2)	The Level 3 Communications, LLC leases are guaranteed by Level 3 Communications, Inc., which has a Fitch credit rating of B+, and is an operator of data centers.
(3)	The Switch and Data GA Four, LLC leases are guaranteed by Equinix, Inc., which has a Fitch credit rating of B+, and is an operator of data centers.
(4)	City of Atlanta, Georgia has a Fitch credit rating of A.

The following is a schedule of lease expirations of the property by year:

Year	Number of Tenants Whose Leases Expire	Total Square Footage Expiring	Minimum Annual Base Rentals	% of Annual Base Rentals
2012	-	-	-	-
2013	-	-	-	-
2014	-	-	-	-
2015	-	-	-	-
2016	3	54,250	$1,084,000	16.1%
2017	-	-	-	-
2018	-	-	-	-
2019	-	-	-	-
2020	-	-	-	-
Thereafter	3	283,750	$5,651,000	83.9%

(1)	Minimum Annual Base Rental amounts are based on current in-place lease amounts.

The following is a schedule of the historical five year occupancy and average effective rent per square foot for the building:

Year	Occupancy Rate	Average Effective Rents Per Square Foot
2007	75.2%	Not available
2008	99.2%	$14.90
2009	99.2%	$16.26
2010	99.2%	$19.22
2011	100.0%	$19.48

The 180 Peachtree Property has an initial capitalization rate of 8.20%, based on its net operating income from the in-place leases for the 12 months after the date of purchase of the property and the net operating income from the parking facilities based on the historical trailing 12 months, divided by the purchase price for the property, exclusive of any acquisition fees and expenses paid. The capitalization rate does not reflect reserves for replacements. The initial (or first year) capitalization rate is a calculation by which the property’s first year of net operating income is used to determine the property’s value. The initial capitalization rate is equal to the property’s first year of net operating income divided by the purchase price of the property, expressed as a percentage. The property’s first year of net operating income is based on rental income less property expenses. Rental income is based on in-place, contractually agreed upon rents and current occupancy levels. This assumes there are no lease ups or renewal options exercised. Parking revenues and all expenses are based on the actual trailing 12 months property expenses. The cap rate calculation does not factor in debt used, expenses incurred or closing costs involved in the acquisition of the property.

We believe the 180 Peachtree Property is suitable for its intended purpose as a data center and adequately covered by insurance. The Joint Venture currently plans to invest approximately $1,100,000 in additional improvements to the 180 Peachtree Property to repair and correct deferred maintenance items associated with the parking facilities. The Joint Venture will use contributions from its institutional investors and net proceeds from our ongoing public offering to finance such improvements.

For 2011, the 180 Peachtree Property real estate taxes were approximately $636,000. For federal income tax purposes, we estimate that the depreciable basis in the 180 Peachtree Property will be approximately $90,500,000. For federal income tax purposes, we depreciate personal property and buildings based upon an estimated useful life of 7 and 39 years, respectively.

The 180 Peachtree Property is located in Atlanta, Georgia, and as such may compete with other data center properties for tenants if the tenant leases are not renewed.

The Joint Venture will pay an affiliate of our advisor a property management and leasing fee of 3% of the gross monthly revenues derived from the operations of the 180 Peachtree Property. Among other things, the property manager has the authority to negotiate and enter into leases of the property on our behalf, to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves, and to require that we provide sufficient funds for the payment of operating expenses. In addition, an affiliate of our advisor will provide certain administrative activities to the institutional investors in connection with the Joint Venture, for which the institutional investors will pay a fee equal to 0.75% of the monthly revenues from the 180 Peachtree Property. Other affiliates of our advisor may receive additional fees or compensation as a result of the acquisition of the 180 Peachtree Property in accordance with the compensation provisions described in the prospectus.

Entry into Loan Agreement

On January 3, 2012, in connection with our acquisition of the 180 Peachtree Property, DC-180 Peachtree-LLC entered into a loan agreement (the “Loan Agreement”) with German American Capital to obtain a loan in the principal amount of $55,000,000 (the “Loan”), which is secured by a first priority interest in the 180 Peachtree Property. The material terms of the Loan Agreement provide for the following: (i) a fixed interest rate of 5.93%; (ii) a default interest rate equal to the lesser of (x) the maximum legal rate (as defined in the Loan Agreement) or (y) 10.93%; (iii) a maturity date of January 6, 2022; provided, however, that the Loan will become automatically due and payable at the option of German American Capital upon the happening of an event of default, as defined in the Loan Agreement; and (iv) a prepayment prohibition on the Loan until the earlier of (x) two years after the “startup day” within the meaning of Section 860(a) of the Internal Revenue Code or (y) three years after the effective date of the Loan; with prepayment in whole without any penalty being permitted on any payment date during the last four months of the Loan term. Once the prepayment restriction lapses, and until four months prior to the maturity date, the Loan is permitted to be prepaid through defeasance. The Loan Agreement also contains a requirement to escrow certain funds for capital reserves, taxes, insurance and lease rollover costs. Subject to certain exceptions, the Loan is non-recourse as to DC-180 Peachtree LLC and CVOP, but both entities are liable jointly and severally for customary non-recourse carve-outs. The Loan Agreement also contains various affirmative and negative covenants that are customary for loan agreements and transactions of this type, including limitations on the incurrence of debt by DC-180 Peachtree LLC.

Potential Real Property Investment

Our advisor will from time to time identify certain properties for potential investments. We will supplement the prospectus to describe such properties at such time as a reasonable probability exists that the property will be acquired and the funds to be expended represent a material portion of the net proceeds of the Offering. Our disclosure of a proposed acquisition does not guaranty that we will ultimately consummate the acquisition or that the information relating to the probable acquisition will not change prior to closing. Significant conditions to acquiring a potential acquisition include our ability to raise sufficient proceeds in the Offering to pay a portion of the purchase price, securing a joint venture partner and securing debt financing to pay the balance of the purchase price. Such joint venture partners or financing may not be available on acceptable terms or at all.

Our evaluation of a property as a potential acquisition will, to the extent such information is available, include the following:

•	proposed purchase price, terms and conditions;

•	physical condition, age, curb appeal and environmental reports;

•	location, visibility and access;

•	historical financial performance;

•	tenant rent roll and tenant creditworthiness;

•

lease terms, including rent, rent increases, length of lease term, specific tenant and landlord responsibilities, renewal, expansion, termination, purchase options, exclusive and permitted uses provisions, assignment and sublease provisions, and co-tenancy requirements;

•	local market economic conditions, demographics and population growth patterns;

•	neighboring properties; and

•	potential for new property construction in the area.

Our advisor has identified a property as a potential investment; however, due to the considerable conditions to the consummation of the property, we cannot make any assurances that the closing of this acquisition is probable. Moreover, other properties may be identified in the future that we may acquire prior to or instead of the property described below.

The property identified by our advisor is located approximately 15 miles from downtown St. Louis in Creve Coeur, Missouri, and occupies approximately 22,000 square feet of rentable space situated on 1.98 acres of land, and consisting of seven operating rooms, nine pre-and post-operation bays, nine overnight rooms and parking facilities. Additional information is noted below:

Property	Property Type	Expected Acquisition Date	Seller(1)	Approximate Purchase Price(2)	Approximate Compensation to Affiliates(3)
St. Louis Surgical Center	Ambulatory Surgery Center	February 2012	St. Louis Surgical Properties, LC	$8,470,000	$169,000

(1)	Seller is an unaffiliated third party.
(2)	Approximate purchase price does not include acquisition and closing fees, which we expect to be approximately 3.0% of the contract purchase price. See acquisition fees described in note 3 below.
(3)	Amounts include fees payable to our advisor for acquisition fees in connection with the property acquisition.

The potential property acquisition is subject to a net lease, as amended, pursuant to which the tenant is required to pay all operating expenses and capital expenditures, in addition to base rent. The landlord has no cost, obligation, responsibility or liability whatsoever for repairing, maintaining, operating or owning the leased premises.

Property	Major Tenant(1)	Total Square Feet Leased	% of Total Square Feet Leased
St. Louis Surgical Center	St. Louis Surgical Properties, LC	21,823	100%

(1)	Major tenant is a tenant that occupies 10% or more of the rentable square feet of the property.

The table below provides leasing information for the major tenant at the property:

Property	Number of Tenants	Major Tenant	Current Annual Base Rent		Lease Term(2)
St. Louis Surgical Center	1	St. Louis Surgical Properties, LC	$726,705	(1)	01/28/2004	01/28/2019

(1)	If we complete the acquisition of the property, the annual base rent under the lease will be amended to an amount equal to $632,867 and will increase every year by 2.0% of the then current annual base rent.
(2)

If we complete the acquisition of the property, the term of the lease will be automatically extended until the date which is one day prior to the fifteenth (15th) year anniversary from the date of completion of such acquisition.

We expect to purchase the property with proceeds from the Offering and debt.

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